Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-267780

AMENDMENT NO. 1 DATED JULY 11, 2025

To Prospectus Supplements dated August 30, 2024

(To Prospectus dated October 19, 2022)

Up to $2,258,108 Shares of Common Stock

This Amendment No. 1 to Prospectus Supplement, or the Amendment, amends and supplements the information in our prospectus dated October 19, 2022, or the Base Prospectus, and the prospectus supplement dated August 30, 2024, or the Prospectus Supplement, each of which were filed pursuant to our registration statement on Form S-3 (File No. 333-267780). This Amendment should be read in conjunction with the Base Prospectus and Prospectus Supplement, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Base Prospectus and Prospectus Supplement. This Amendment is not complete without and may only be delivered or utilized in connection with, the Base Prospectus and Prospectus Supplement, and any future amendments or supplements thereto.

This Amendment is being filed in connection with our previously announced “at the market offering” program, and to update the remaining amount of shares of our common stock, par value $0.001 per share, or “common stock,” that we may issue and sell from time to time through or to The Benchmark Company, LLC, as sales agent or principal, pursuant to the terms of our previously announced ATM Sales Agreement, or the Sales Agreement, dated August 30, 2024.

In accordance with the terms of the Sales Agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $30,000,000 from time to time through or to the Sales Agent, acting as agent or principal.

We are filing this Amendment to amend the Prospectus Supplement to update the amount of shares we are eligible to sell under General Instruction I.B.6 of Form S-3 and pursuant to the Sales Agreement. As of July 11, 2025, the aggregate market value of our outstanding common stock held by non-affiliates, or the public float, was $14,521,258, which was calculated based on 12,627,181 shares of our outstanding common stock held by non-affiliates as of July 11, 2025, at a price of $1.15 per share, the closing price of our common stock on May 15, 2025. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell shares in public primary offerings on Form S-3 with a value of more than one-third of the aggregate market value of our common stock held by non-affiliates in any 12-month period, so long as the aggregate market value of our common stock held by non-affiliates is less than $75 million. During the 12 calendar months prior to, and including, the date of this Amendment, we have sold 3,167,179 shares of our common stock resulting in gross proceeds of approximately $2,582,311 pursuant to General Instruction I.B.6 of Form S-3.

As a result of these limitations and the current public float of our common stock, and in accordance with the terms of the Sales Agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $2,258,108 from time to time through the Sales Agent. If our public float increases such that we may sell additional amounts under the Sales Agreement, Prospectus Supplement and Base Prospectus, we will file another amendment to the Prospectus Supplement prior to making additional sales.

Our common stock is listed on the Nasdaq Stock Market under the symbol “AQMS.” On July 10, 2025, the last reported sale price of our common stock on the Nasdaq Stock Market was $0.557 per share.

Investing in our securities involves risks. You should carefully consider the risks described under “Risk Factors” in the Base Prospectus and Prospectus Supplement, as well as those described in our other reports and documents we filed with the Securities and Exchange Commission that we incorporate by reference in the Base Prospectus, the Prospectus Supplement and this Amendment, before making a decision to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement Amendment. Any representation to the contrary is a criminal offense.

The Benchmark Company, LLC

The date of this prospectus supplement is July 11, 2025